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                                                                    EXHIBIT 99.3


Institution                                                June 12, 1998

                                    DRAFT

Dear

Since your organization is a substantial investor in the Common Stock of Claremont Technology Group, Inc., I am enclosing with this letter a copy of the proxy statement for the upcoming Special Meeting of Shareholders to be held on July 16, 1998. Knowing that your shares are held through a custodian bank and that the normal path of distribution of these items could result in some delay, I thought you would appreciate receiving your personal copy of the materials at the same time they are being sent to holders of record.

Any comments or questions you may have concerning the proposal described in the proxy statement are welcome and I would very much appreciate the opportunity to discuss them with you. Please feel free to call Elise Caffrey, VP of Investor Relations at 888-543-9010 or me at (503) 748-8217.

On behalf of our Board of Directors and management of Claremont Technology Group, Inc., thank you for your continued interest and support.



Sincerely,



Jerry Stone
Chairman of the Board